Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

December 1, 2010

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 1 to Registration Statement on Form S-1, Filed September 30, 2010, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated October 29, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

To help us understand your spin-off transaction further, please revise to provide the following information:

•

-the business purpose of this spin-off;

•

the current operations of your parent company;

•

the number of shares and amount of time such shares were held by your parent company; and

•

the number of shareholders that will receive spun-off shares.

We may have further comments.

Response:

The requested change has been made.

2.

Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete review.

Response:

We do not have any of the referenced items and have made no reference to such in the prospectus.  We do not understand why you have raised this issue.

3.

Please amend your registration to include the information required by Items 505, 506, 507 of Regulation S-K or advise.

Response:

Items 505 and 507 do not apply.  Item 506, “Dilution,” has been added.

Cover Page of the Prospectus

4.

Please confirm that the cover page of your prospectus will not fit on a single page.

Response:

Yes.

5.

We note the sentence disclosing your agreement to “indemnify the INfe Human Resources stockholders, and the new investors…”  As this information is not requested by Item 501 of Regulation S-K, it is not clear why you have included it here.  Please clarify.  Also, tell us why you have indemnified investors in this offering.

Response:

We have removed the subject references.

6.

On your cover page, please provide information relating to the offering price of your securities and the net proceeds you plan to receive.  See Item 501(b)(3) of Regulation S-K.

Response:

The requested change has been made.

7.

Please revise to clarify that there is no assurance that you would obtain a quotation on the Pink Sheets or the OTCBB.

Response:

The requested change has been made.

8.

You disclose that the common stock to be sold is “subject to acceptance by them and subject to their right to reject any offer to purchase…”  Please clarify how investors will receive an “offer to purchase.”  Also, clarify the reference to “acceptance.”

Response:

The reference has been removed.

Prospectus Summary

9.

Please revise to clarify that you have not earned revenues and are operating at a loss for the last several years.  Further clarify that you only have one employee.  This disclosure should provide balance to your disclosure in the first paragraph of your activities since 2002.

Response:

The requested change has been made.

10.

We note your disclosure on page 2 that “[a]ll 10,000 shares of Daniels Corporate Advisory currently held by INfe will be cancelled…”  Please clarify how this is consistent with the disclosure that 4,809,971 will be distributed.  Are the shares to be distributed not currently held by INfe?  Please also clarify the sentence that states “Daniels Corporate Advisory will distribute” the shares.

Response:

The requested change has been made.

11.

We note your statement on page 2 that following the spin-off, Daniels Corporate Advisory will be a fully independent, publically traded company.  Please revise this statement here and throughout your prospectus to clarify that there is currently no public market for your shares.

Response:

The requested change has been made.

12.

We note that you have included a discussion of tax implications in your summary but not in the body of your prospectus.  Please revise accordingly and include a brief summary here.  Also, the opinion that the spin-off is a tax-free transaction is not one you are qualified to make.  Please attribute such legal conclusion to counsel or remove the disclosure.

Response:

The requested change has been made.

Risk Factors

13.

Currently, some of your subheadings merely state a general risk or a fact about your business.  Please revise your risk factor subheadings so that each one conveys the specific harm that you would incur should the risks or facts disclosed materialize.  For example purposes only, we note the following subheadings:

•

We rely on the services of key personnel, page 8;

•

Absence of dividends, page 12; and

•

Our directors have the right to authorize the issuance of shares… page 12.

Response:

The requested change has been made.

14.

Many of your risk factors simply repeat information which is already described in other risk factors.  Please revise to remove repetition throughout your Risk Factors section.

Response:

We do not agree.  We feel that the Risk Factors as presented are necessary.

15.

We note that many of your risk factors and risk factor subheadings merely state generic facts about your business.  For example only, we note the following risk factors associated with the following subheadings:

•

We may encounter substantial competition in our business…, page 8;

•

We may not be able to hire and retain qualified personnel…, page 8;

•

Acts of terrorism, responses to acts of terrorism and acts of war…, page 9;

•

Our future revenues are unpredictable…, page 9;

•

You may be unable to sell your common stock at or above your purchase price…, page 11;

•

Shares eligible for future sale by our current stockholders may adversely affect our stock price, page 13; and

•

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements, page 15.

Response:

We do not agree with your comments.  However, we have attempted to make some changes.

We are a development stage company with limited operating history…, page 6

16.

Please note that each risk factor should address a single, material risk in a concise manner.  It appears that this risk factor is addressing the risk that you have little operating history, that you have incurred significant losses since inception, that your business strategy may be unsuccessful, that disclosure in your prospectus may be speculative in nature, and that your financial reporting may be inaccurate.  Please revise so that each of these risks is addressed in its own risk factor.  In making your revisions, please note that several of the risks included here are already discussed in the other risk factors.

Response:

The requested change has been made.

17.

Please tell is how you determined you are a development stage company, and, as applicable, revise your interim and annual financial statements to comply with the provisions of ASC 915 for development stage entities.

Response:

The requested change has been made.

Our inability to obtain sufficient financing will harm our development and growth strategy, page 7

18.

Please reconcile your disclosure that you currently anticipate that your available funds will be sufficient to meet your anticipated needs for working capital and capital expenditures through the next 12 months with your disclosure on page 24 that you do not have sufficient capital on hand to fund your proposed operations for the next 12 months.

Response:

The requested change has been made.

Risk Relating to Our Stock, page 10

19.

We note that you have included several risk factors to discuss the risks associated with being quoted on various systems and being thinly traded.  Please first include a risk factor to highlight that there is no market for your shares.

Response:

We have made it abundantly clear throughout the prospectus that there is no current market for our shares.  It is difficult to see how we could make it any more clear.

If we become a publically traded company, our common stock.... page 10

20.

This risk factor appears to address the risk that your common stock will have a low trading volume as well as the risks associated with listing on certain quotation systems.  Please revise this risk factor to remove your discussion of the risks associated with your potential quotation systems and provide this discussion in its own separate risk factor.

Response:

We do not agree.  We feel the discussion should remain unchanged.

21.

We note your list on page 11 of the “stated and un-stated listing requirements for the OTC'BB.”  In your amendment, please explain your reference to un-stated listing requirements.

Response:

The requested change has been made.

If our shares become publicly traded and our shares are traded on the Pink Sheets or the OTCBB…, page 13

22.

Please note that securities are not "traded" on either the Pink Sheets or the OTCBB and are merely quoted on such systems.  Please revise your disclosure accordingly.

Response:

The requested change has been made.

Use of Proceeds, page 18

23.

Because this is a no minimum offering, please revise to clarify how you would cover the expenses listed here if you are not able to raise $35,000.

Response:

The requested change has been made.

24.

We note your disclosure that the proceeds from the sale of your shares to new investors will be used for working capital and general corporate expenses.  Please revise to provide more detailed disclosure of the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.  In this regard, as examples only, we note your disclosures on page 20 that you intend to purchase "exclusive rights" to your clients' networks of other companies to be the "provider of choice" of their corporate financial consulting/merchant banking services specialties and that you intend to provide interim capital infusions from your own working capital reserves to implement consulting assignment results for your clients.  As less than all securities offered may be sold, indicate the order of priority of such purposes and discuss your plans if less proceeds than required are obtained.  Where you have no current specific plan for the proceeds, or a significant portion thereof, you should so state and discuss the principal reasons for the offering.  Refer to Item 504 of Regulation S-K.

Response:

The requested change has been made.

25.

In connection with the preceding comment, to the extent that the proceeds of this offering will be used to extinguish your outstanding liabilities of $2,869,051, please revise to discuss such obligations in detail.  Also, because this is a no minimum offering, please provide the priority of repayment.  Please refer to Instruction 4 to Item 504 of Regulation S-K.

Response:

The requested change has been made.

26

We note your disclosure on page 23 that your primary source of liquidity has been expenses paid by Arthur D. Viola, your sole officer and director.  Please tell us what portion of the proceeds of this offering, if any, will be used to reimburse Mr. Viola for expenses incurred on your behalf.

Response:

We have already stated that no proceeds of this offering will be used to reimburse Mr. Viola, who will be reimbursed out of the gross profits of initial consulting assignments.

Capitalization, page 19

27.

Please revise to remove the line item “Total capitalization (deficiency),” and to remove the “As Adjusted’ column, as pro forma capitalization tables in a best efforts offering with no minimum sale requirement generally may not reflect the receipt or application of offering proceeds.

Response:

The requested change has been made.

Business of Daniels Corporate Advisory, page 20

28.

Please revise this section to state whether you currently have any clients or whether you have signed any “exclusive rights” contracts.

Response:

The requested change has been made.

29.

Please revise to discuss your current business operations that resulted in the revenues disclosed on page F-41.

Response:

The requested change has been made.

30.

We note your disclosure on page 20 that you intend to provide interim capital infusions to your clients with the goal of implementing consulting assignment results.  Please describe what form these capital infusions would take.  For example, please disclose whether you plan to loan money to your clients or whether you will invest in a portion of their equity.

Response:

The requested change has been made.

31.

Please note that when you use industry-specific terms, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean.  Please make revisions here, and throughout your prospectus as needed.  In particular, please revise this section to clarify what you mean by the following terms on page 20:

•

“provider of the client,”

•

“merchant banking,”

•

“micro-cap,”

•

“capital information network,”

•

“volume business,” and

•

“major financial institutions.”

Please refer to Rule 421 of Regulation C.

Response:

The requested change has been made.

32.

We note your paragraph on page 21 which begins. “[l]arge national companies that offer corporate financial consulting...”  Please provide us with an analysis of how firms such as Goldman Sachs, Merrill Lynch, and Kohlberg, Kravis and Roberts are currently your “direct competitors.”  If they are not currently your direct competitors, please do not specifically identify them in this section.

Response:

The requested change has been made.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

33.

We note that your analysis of changes in operating expenses discusses changes in interest costs and related penalties.  Please tell us whether the operating expenses line item includes interest costs in addition to those included in the separate interest and penalties expense line item, and clarify your disclosure as applicable.  In addition, please revise your analysis of results of operations to provide more robust disclosure regarding changes in your income statement line items.  For example, discuss the significant components of each material line item, why these expenses changed, and what you expect for future periods.  In addition, significant expenses (e.g., amortization, debt settlements, etc.) should be discussed in detail.

Response:

The requested change has been made.

34.

Please reconcile your statement that you had no revenues for the six months ended May 31, 2010, with your financial statements for that period that include revenues of $30,500.  As applicable, provide a narrative discussion describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  Refer to Item 303 of Regulation S-K.

Response:

The requested change has been made.

35.

We note your disclosures here and on page 24 regarding “Hedge Fund debt” and “liabilities and obligations relating to the amount owing to NIR.”  Please revise, describe and quantify these liabilities to allow comparison to amounts disclosed in your financial statements.  Also, please explain the relationship with NIR.

Response:

The requested change has been made.

Liquidity and Capital Resources, page 23

36.

Given your auditor's going concern opinion, please revise the disclosure in your Liquidity and Capital Resources section to be more specific concerning the sources of your liquidity for the next 12 months.  You should include a discussion of other sources of liquidity in the event you are unable to raise sufficient funds from your primary offering.

Response:

The requested change has been made.

37.

We note your disclosure in this section that you have outstanding liabilities of $2,869,051, all of which is past due or payable within 12 months.  While you may not be required to provide information in the format specifically required by Item 303(a)(5) of Regulation S-K, you should provide more details about your outstanding liabilities so that investors may place your disclosure into context.  Clarify the portion that is in repayment, the payment obligations, and any portion that is past due or in default.  Also, discuss how the outstanding debt obligations impact your liquidity going forward, considering they are greater than the maximum amount of this offering.

Response:

The requested change has been made.

38.

We note your disclosure that your primary source of liquidity has been expenses paid by Arthur D. Viola, your sole officer and director and controlling stockholder.  Please quantify and describe amounts payable to Mr. Viola, and tell us how you have complied with the provisions of Item 404 of Regulation S-K and ASC 850-10-50.

Response:

The requested change has been made.

Management, page 25

39.

Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that Mr. Viola should serve as a director for the registrant.  See Item 401(e) of Regulation S-K.  Also, please tell us why Mr. Viola's experience with your parent company and the fact that such company was delinquent in its reporting obligations while under his control is not disclosed in this section pursuant to Item 401 of Regulation S-K.

Response:

The requested change has been made.

Committees of the Board, page 25

40.

We note that you currently do not have an audit, executive, finance, compensation, or nominating committee.  Please disclose any plans you have for forming these committees and when you plan to do so.

Response:

That information was already provided.

Summary Compensation Table, page 30

41.

We note that Mr. Viola has accrued wages of $60,000 in 2008 and $200,000 in 2009.  It is not clear why you have excluded these amounts from your summary compensation table.  Please refer to Items 402(m)-(r) of Regulation S-K and revise your disclosure accordingly or advise.

Response:

The requested change has been made.

Certain Transactions, page 31

42.

We note your disclosure on page 23 that you have been responsible for and guaranteed certain liabilities of INfe Human Resources and that you have paid professional fees and expense reimbursements to Arthur D. Viola.  Given this, please tell us why the noted disclosures are not included in this section pursuant to Item 404 of Regulation S-K.

Response:

That information was already provided.

43.

Please tell us why you have not identified Mr. Viola as a promoter.  Please refer to Item 404(c) of Regulation S-K.

Response:

The requested change has been made.

Description of Securities, page 32

44.

Please revise to disclose the amount of shares you have issued and outstanding.

Response:

That information was already provided.

Plan of Distribution, page 37

45.

We note that you may enter into relationships with a placement agent who is a licensed broker or dealer.  Please note that if you employ such a person or entity you have an obligation to update your prospectus and may need to identify this individual as an underwriter and provide the appropriate related disclosure.

Response:

The requested change has been made.

46.

Please tell us whether you plan to seek registration of your offering in the states in which you plan to offer your securities.

Response:

The requested change has been made.

47.

Please clarify if Mr. Viola will be relying on Rule 3a4-l of the Exchange Act of 1934 in conducting this offering.  If so, please revise to discuss the basis for the reliance.  If not, please explain what exemption he will be relying upon that would allow an unregistered individual the ability to offer your shares to the public.

Response:

The requested change has been made.

48.

We note your disclosure here and elsewhere that you will be a '”fully independent company” from INfe after the spin-off.  If Mr. Viola still controls INfe, please revise to clarify that you will still share common control.

Response:

Mr. Viola doe not control INfe.  He and his affiliates own 456,500 shares of INfe following the one for 100 reverse split, which is less than five percent of the outstanding shares of INfe.  No change is necessary.

Interim Financial Statements, page F-40

49.

Please include updated financial statements and related disclosures in your next amendment.  Refer to Rule 8-08 of Regulation S-X.

Response:

The requested change has been made.

Statements of Operations, page F-41

50.

Please revise your interim statements of operations, cash flows, and comprehensive loss to include the comparable period of the preceding fiscal year.  Refer to Rule 8-03 of Regulation S-X.

Response:

The requested change has been made.

51.

Please revise to remove the line item description “Income (Loss) from staffing operations before depreciation & amortization” from your statements of operations, as this line item appears to be a Non-GAAP measure.  This comment also applies to your annual statements of operations on page F-58.

Response:

The requested change has been made.

Note 1 - Organization and Basis of Presentation, page F-45

52.

We note your disclosure that “the business became a subsidiary in late 2003 as a result of its acquisition of all of the common stock by INfe Human Resources, Inc., a publicly traded Nevada company."  Please clarify here and on page F-65 that INfe Human Resources, Inc. acquired the common stock of the company and clarify whether INfe Human Resources, Inc. is currently a publicly traded company.

Response:

The requested change has been made.

53.

Please revise here and on page F-65 to remove speculative statements asserting that the company will profit from future operations.

Response:

The requested change has been made.

Note 2 – Summary of Significant Accounting Policies, page F-45

54.

Please note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Please revise to include an affirmative statement that the financial statements have been so adjusted.  Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Response:

The requested change has been made.

Fair Value of Financial Instruments, page F-47

55.

Please revise here and on page F-67 to include the beginning of the paragraph immediately following the three bullet points discussing the three levels of the fair value hierarchy.

Response:

The requested change has been made.

Investments, page F-47

56.

We note your disclosure that you have designated your investments consisting of common stock of publicly traded companies as available-for-sale.  Please tell us how you have complied with the provisions of ASC 320-10-50.

Response:

The requested change has been made.

57.

Please revise as applicable to state that the fair value of investments was based on the closing traded stock price on May 31, 2010, rather than November 30, 2009.

Response:

The requested change has been made.

Other-Than-Temporary Impairment, page F-48

58.

It appears that the second bullet point in the list of impairment indicators in not an impairment indicator and should instead be included as a separate paragraph.  Please revise here and on page F-68 as applicable.

Response:

The requested change has been made.

Income Taxes, page F-51

59.

Please revise here and on page F-71, and in Note 6 on page F-55 and on page F-76, to disclose your accounting policies related to the valuation allowance for deferred tax assets and to include the related disclosures required by paragraphs 2 and 3 of ASC 740-10-50.

Response:

The requested change has been made.

Note 3 – Convertible Notes Payable, page F-51

60.

Please reconcile your statement here and on page F-72 that you have issued $2,610,000 of convertible notes in four tranches with your following disclosure of five tranches totaling $2,715,000.

Response:

The requested change has been made.

61.

We note your disclosure that “the following information pertains to the convertible notes in their entirety and any conversion relates to the publicly traded parent INfe Human Resources, Inc.”  Please clarify for us and revise your disclosure here and on page F-72 as applicable, whether all references to the “Company” refer to you or to INfe Human Resources, Inc.

Response:

The requested change has been made.

Note 7 – Subsequent Events, page F-56

62.

We note your disclosure here and on page F-76 regarding “liabilities and obligations relating to the NIR Liabilities.”  Please revise to describe and quantify these liabilities to allow comparison to amounts disclosed in your financial statements.

Response:

The requested change has been made.

63.

Please revise the forecasted financial statements to comply with the provisions of Article 11 of Regulation S-X. To the extent that you present forecasts in lieu of pro forma financial statements, please note that forecasts should cover a period of at least 12 months from the later of the latest historical balance sheet in the filing, forecasts should include the same degree of detail as that required in pro forma data and should clearly set forth any assumptions used, and historical information should be presented for a recent 12 month period in parallel columns with the forecast.  In addition, please note that pro forma or forecasted financial statements may not reflect the receipt or application of offering proceeds in a best-efforts offering with no minimum sale requirement.

Response:

The requested change has been made.

Annual Financial Statements, page F-59

64.

Please revise to include audited statements of changes in stockholders' equity.  Refer to Rule 8-02 of Regulation S-X.

Response:

The requested change has been made.

Statements of Cash Flows, page F-61

65.

Please describe for us the prepaid acquisition cost write-off and tell us how you determined that this amount related to cash from financing activities rather than a non-cash adjustment to reconcile net loss to total cash flows from operating activities.

Response:

The requested change has been made.

Undertakings, page 79

66.

Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Response:

We believe that the undertakings required by Item 512(a)(6) of Regulation S-K are already included.

Exhibits

67.

We note that you have filed your amended and restated Articles of Incorporation as exhibit 3.2 and also your Preferred Stock Designation as exhibit 3.5.  Please tell us why you are unable to file fully executed copies of these documents.  In the alternative, please file the xecuted copies with your amendment.

Response:

The requested changes have been made.

In addition, the company requests acceleration of the effective date of the pending registration statement on and acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer